# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

# CURRENT REPORT

**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**September 30, 2005**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.**     **Other Events.**

On September 30, 2005, Stage Stores, Inc. issued a news release providing an update on the impact from Hurricane Rita.  A copy of the news release is attached to this Form 8-K as Exhibit 99.


**Item 9.01.**     **Financial Statements and Exhibits.**

    (c)  Exhibits.

        99     News release issued by Stage Stores, Inc. on September 30, 2005, providing an update on the impact from Hurricane Rita.


**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

    **STAGE STORES, INC.**

October 4, 2005     /s/ Michael E. McCreery
  (Date)     Michael E. McCreery
    Executive Vice President and
    Chief Financial Officer